UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-38929

Fiverr International Ltd.
(Exact Name of Registrant as Specified in Its Charter)

8 Eliezer Kaplan Street
Tel Aviv 6473409, Israel
+972 (72) 228-0910
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

On October 16, 2023, Fiverr International Ltd. issued a press release titled “Fiverr to Release Third Quarter 2023 Results on November 9, 2023”.  A copy of the related press release is furnished as Exhibit 99.1 hereto.

Exhibit No.	Description

99.1	Press Release of Fiverr International Ltd., dated October 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: October 16, 2023	By: /s/ Ofer Katz Name: Ofer Katz Title: President and Chief Financial Officer